Exhibit 3.1

AMENDMENT TO THE SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF AIB ACQUISITION CORPORATION

AIB Acquisition Corporation (the “Corporation”), a corporation organized and existing under the laws of the Cayman Islands, does hereby certify as follows:

1. The definition of “Completion Window” in Article I of the Second Amended and Restated Memorandum of Association of the Corporation is hereby amended and restated to read in its entirety as follows:

“Completion Window” means the period of time commencing on, and including the closing date of the Offering, and ending on the date that is the later of 36 months after such closing date of the Offering (or such earlier date as determined by the Board, in its sole discretion, and included in a public announcement).

2. The foregoing amendment to the Amended and Restated Memorandum of Association of the Corporation was duly adopted by a special resolution of the Corporation by the requisite vote of the shareholders entitled to vote thereon in accordance with the provisions of the laws of the Cayman Islands.

IN WITNESS WHEREOF, AIB Acquisition Corporation has caused this Certificate of Amendment to the Amended and Restated Memorandum of Association to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of this 19th day of October, 2023.

AIB ACQUISITION CORPORATION

BY:	/s/ Eric Chen
NAME:	Eric Chen
TITLE:	Chief Executive Officer